Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 3 DATED JUNE 10, 2019
TO THE OFFERING CIRCULAR DATED APRIL 16, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated April 16, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on April 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

Acquisition of Senior Mortgage Loan – SBD INVESTMENT 10 LLC

On June 4, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,500,000, (the “SBD 10 Senior Loan”). The Borrower, SBD INVESTMENT 10 LLC, a California limited liability company (“SBD 10”), used the loan proceeds to acquire approximately 26,000 square feet of land located at 444 W 5th St, San Pedro, CA 90731 (the “SBD 10 Property”).

SBD 10 is managed by Nate Hobba, the principal of South Bay Developers (the “Sponsor”). Since inception, the Sponsor has completed 14 projects valued at approximately $20 million.

The SBD 10 Property is composed of four parcels, which are currently improved with an asphalt paved parking lot.

On the original closing date of the SBD 10 Senior Loan, SBD 10 was capitalized with approximately $799,000 of equity capital from the Sponsor.

The SBD 10 Senior Loan bears an interest rate of 9.50% per annum, with an amount equal to 9.50% per annum paid current on a monthly basis through the maturity date, June 4, 2020 (the “SBD 10 Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the SBD 10 Senior Loan amount, paid directly by SBD 10.

SBD 10 has the ability to extend the SBD 10 Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and SBD 10 will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.50%.

The Sponsor has provided customary springing and carve-out guarantees.

As of its closing date, the SBD 10 Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 85.7%. The LTPP ratio is the amount of the SBD 10 Senior Loan divided by the land purchase price. As of its closing date, the SBD 10 Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 85.7%. The LTV ratio is the amount of the SBD 10 Senior Loan divided by the May 2019, third-party appraised value of the SBD 10 Property. There can be no assurance that such value is correct.

The SBD 10 Property is located in San Pedro, CA, approximately 0.5 miles south of Downtown San Pedro and 23 miles south of Downtown Los Angeles. The SBD 10 Property is within close proximity to the new San Pedro Public Market development and the Port of Los Angeles.

As the SBD 10 Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.